PRESS RELEASE

November 22, 2004
FOR IMMEDIATE RELEASE

•

$9,800,000 Private Placement Financing

Canadian Zinc Corporation (“TSX-CZN”) Toronto:  is pleased to announce that it has entered into a Letter of Intent with Maison Placements Canada Inc. (“Maison”), as lead Underwriter, on behalf of a syndicate of investment dealers, whereby Maison has agreed on behalf of the Company to offer and sell on a private placement basis: 10,500,000 Units (“Units”) at $0.65 per Unit, each Unit consisting of one common share and one half share purchase warrant; and 3,500,000 Flow Through Shares at $0.85 per share.  Each full warrant will entitle the holder to purchase one common share at $0.85 per share for a period of eighteen months from Closing.

Total proceeds of the placement are expected to be $9,800,000 before expenses.  The Corporation has granted Maison a “greenshoe” option, exercisable prior to Closing, on up to 1,500,000 Units at $0.65 per Unit, for further gross proceeds of approximately $975,000, which would increase the Offering to approximately $10,775,000 if fully exercised.

The underwriting is subject to completion of a formal Underwriting Agreement, satisfactory completion of  Maison’s due diligence, and approval of all applicable regulatory authorities.

The funds raised from the issuance of the flow through shares will be used for Canadian exploration expenditure during 2005 at the Company’s Prairie Creek silver-zinc project, located in the Northwest Territories.    The funds raised from the issuance of non-flow through shares will be used for ongoing permitting and the development of the Prairie Creek project, general working capital and potential acquisitions and new ventures.

The shares will be offered for sale to qualified purchasers in Ontario, British Columbia, Alberta and applicable foreign jurisdictions.  The Company has filed a current Annual Information Form and as a result the private placement will be subject to a four month hold period pursuant to applicable securities regulations.

Canadian Zinc’s 100% owned Prairie Creek project includes a near complete mine, mill and supporting infrastructure, with a substantial mineral resource base totaling 11.9 million tonnes, in all categories, grading 161 grams per tonne silver, 12.5% zinc, 10.1% lead and 0.4%  copper.  The resource contains an estimated, in situ, 70 million ounces of silver; approximately 3 billion pounds of zinc and 2 billion pounds of lead.

Canadian Zinc has currently 69.3 million shares issued and outstanding.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration & Chief Operating Officer
(416) 362-6686	(604) 688-2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com